The Company acknowledges that:

 - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

 - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Almaden Minerals Ltd.

Registrant

Dated:  July 25, 2005

By:  /s/Duane Poliquin

Duane Poliquin, President